Exhibit 2.1
8 September 2014 – Execution Version
Share Purchase Agreement
Project Crop

Contents:

1	Background	3
2	Definitions and interpretation	3
3	Sale and purchase of Shares	10
4	Purchase Price	10
5	Signing	11
6	Conduct of Business pending Closing; Financing Cooperation; Payoff Letters	12
7	Antitrust Condition	18
8	Conditions Precedent to Closing	19
9	Closing	20
10	Due diligence	23
11	Post-Closing Tasks	23
12	Seller’s and Company's representations	24
13	Buyer’s representations	26
14	Liability for Breach of Agreement	27
15	Joint Taxation	29
16	Announcements	32
17	Confidentiality	32
18	Non-compete	33
19	Further assurances and other matters	33
20	Entire agreement	34
21	Remedies and Waivers	35
22	Assignment	35
23	Amendments	35
24	Costs and expenses	36
25	Notices	36
26	Invalidity, etc.	37
27	Governing law and disputes	37
28	Copies	38
Schedules:
Annex     A    Company’s representations
Annex     B    Specified Contracts
Schedule    2.1(a)    Accounting Principles
Schedule    2.1(b)    Competition Authorities
Schedule    2.1(c)    Key Employees
Schedule    2.1 (d)    Transition Services Agreement
Schedule     2.1 (e)    Buyer’s Knowledge – List of Persons
Schedule    2.1 (f)    Locked Box Accounts
Schedule     9.2     Guarantees to be Released
Schedule    10    Data Room Index
Schedule    12.1.1    Shareholdings

This share purchase agreement (the “Agreement”) is entered into between:

FMC Corporation
1735 Market Street
Philadelphia, Pennsylvania
19103
United States
(the “Buyer”)
and

Auriga Industries A/S
Company registration number 34 62 92 18
Finlandsgade 14
DK-8200 Aarhus N
Denmark
(the“Seller”).

1	Background

1.1
Cheminova A/S, company registration number 12 76 00 43, is a company incorporated and registered under the Laws of Denmark, having its registered address at Thyborønvej 78, Rønland, DK-7673 Harboøre, Denmark (the “Company”), with a share capital of nominally DKK 300,000,000.

1.2
The Seller owns the entire issued share capital of the Company. The Seller is controlled by the Foundation, which holds all of the Class A shares of the Seller. All Class B shares of the Seller are listed on NASDAQ OMX Copenhagen A/S.

1.3
The Seller has agreed to sell to the Buyer and the Buyer has agreed to purchase from the Seller the entire share capital of the Company on the terms and subject to the conditions set forth in this Agreement.

2	Definitions and interpretation

2.1	For the purposes of this Agreement (including all Schedules and Annex A), the following definitions shall apply:
“Accounting Principles” means the accounting policies, practices, and procedures of the Company set out in Schedule 2.1(a);
“Accounts” has the meaning set out in Clause 6.4;
“Affiliate” means with respect to any Person, any other Person controlling, controlled by or under common control with such Person. Such control being determined in accordance with the term “group” (in Danish: koncern) in Sections 6 and 7 of the Danish Companies Act (for the avoidance of doubt, the Foundation is an Affiliate of the Seller);
“Antitrust Condition” means the condition in accordance with Clauses 7 and 8.1(a) that all clearances from the Competition Authorities required to consummate the transactions contemplated by this Agreement have been obtained, or the applicable waiting periods under applicable Law have elapsed;
“Authorities” means any public authority or agency in any country in which the Group or the Buyer’s Group conducts business;
“Australian Transfer Taxes” means any Australian stamp duty imposed on the indirect transfer of Cheminova Australia Holding Pty. Ltd., Cheminova (MFG) Pty. Ltd. and Cheminova Australia Pty. Ltd to the Buyer pursuant to this Agreement;
“Board of Directors” means the board of directors of the Seller;
“Business Day” means a day where most institutions such as banks and major stock exchanges are open for general business in Denmark, and excluding Saturdays and Sundays;
“Buyer” has the meaning set out in the introduction to this Agreement;
“Buyer’s Breach” has the meaning set out in Clause 14.1.1 ;
“Buyer’s Group” means the Buyer, each of its Affiliates and each of its and their respective subsidiaries from time to time (including, for the avoidance of doubt, the Group with effect from Closing) and “Buyer’s Group Member” shall be construed accordingly;
“Buyer’s Knowledge” means the actual knowledge, and not the implied or constructive knowledge, as of the date of this Agreement of the persons listed on Schedule 2.1(e);
“Claim” has the meaning set out in Clause 14.3.1;
“Closing” means completion of the transactions contemplated by this Agreement;
“Closing Date” means either (i) the date falling five (5) Business Days after the fulfilment or (to the extent applicable) waiver of the conditions precedent for Closing in Clause 8, or (ii) such other date as the Seller and the Buyer may agree upon in writing; provided, that at the election of the Buyer, the Closing Date shall be either (x) the last Business Day of the month or (y) the first Business Day of the month following the month in which the Closing Date would occur but for the operation of this proviso;
“Competition Authorities” means each of the competition authorities set out in Schedule 2.1(b);
“Company” has the meaning set out in Clause 1.1;
“Confidential Information” has the meaning set out in Clause 17.1;
“Contract” means any written or oral contract, agreement, loan or credit agreement, note, bond, guaranty, mortgage, indenture, option, insurance policy, bank account, instrument, lease, sublease, license or other legally binding commitment, obligation or undertaking;

“Danish Arbitration” has the meaning set out in Clause 27.2;
“Data Room” means the virtual data room hosted by Intralinks to which the Buyer and its representatives have had access between 17 July 2014 and 7 September 2014;
“DKK” means Danish kroner, the official legal currency of Denmark;
“Encumbrance” means a charge, mortgage, pledge, lien, option, warrant, retention of title, right of pre-emption, right of first refusal, security right or security interest of any kind, or an agreement to create any of the foregoing;
“Extraordinary General Meeting” has the meaning set out in Clause 6.3;
“Fairly Disclosed” means written disclosure in the Data Room or the Vendor Reports that is reasonably apparent on its face (with respect to relevance, nature and magnitude) to constitute a breach of a specific representation and, with regard to a disclosure in the Data Room, that is located in a reasonably applicable folder in the DataRoom; provided, that the contents of any document or item referenced in the Data Room but not included in the Data Room shall not be considered in determining whether a matter has been Fairly Disclosed;
“Final Income Period” has the meaning set out in Clause 15.1.3;
“Final Income Period Tax Return” has the meaning set out in Clause 15.1.4;
“Financing” has the meaning set out in Clause 6.4;
“Forskningsfondens Ejendomsselskab A/S” means Forskningsfondens Ejendomsselskab A/S, company registration number 10 39 59 33;
“Foundation” means Aarhus University Research Foundation, company registration number 10 46 61 05;
“Fundamental Representations” means the representations of the Seller set forth in Clauses 12.1.1(a), 12.1.1(b), Clause 12.1.1(c), Clause 12.1.1(d), Clause 12.1.1(e) and 12.1.2; other than, in the case of Clauses 12.1.1(c), 12.1.1(d) and 12.1.1(e), for inaccuracies or deviations (i) that are de minimis in the aggregate or (ii) that, with respect to such representations as of the Closing Date only, result from transactions that are required under Clause 6.6 or are permitted in accordance with Clause 6.1 of this Agreement.
“German Transfer Taxes” means any German real estate transfer Taxes imposed on the indirect transfer of Cheminova Verwaltungsgesellschaft GmbH, Cheminova Deutschland GmbH & Co. KG and Cheminova DE Estate to Buyer pursuant to this Agreement;
“Group” means the Company and its Subsidiaries;
“Group Company” means the Company or any of its Subsidiaries;
“Key Employees” means the employees, managers and directors listed in Schedule 2.1(c);

“Law” means any applicable Danish, EU, federal, national, state, provincial, local, or other law (including case law, administrative practice, and applicable legal principles) or regulation in any country or jurisdiction, and the regulations and orders issued there under;
“Leakage” means, other than a Permitted Leakage:

(a)
any dividend or other distribution (whether in cash or in kind) or payments in lieu of any dividend or distribution, from or by any Group Company to or for the benefit of the Seller or any Related Person, or the issue or sale by any Group Company of any securities of any Group Company to the Seller or any Related Person;

(b)
any other payment in respect of share capital or other equity securities by any Group Company to or for the benefit of the Seller or any Related Person, or any amount payable to or for the benefit of the Seller or any Related Person on the repurchase, redemption, reduction, or cancellation of any shares or other securities by any Group Company or any return of capital by any Group Company to the Seller;

(c)
any other transfers (including asset transfers), payments or other economic benefits conferred, paid, made or agreed to be made (including management fees, monitoring fees, service or directors’ fees, bonuses or other compensation of any kind) by any Group Company to or for the benefit of the Seller or any Related Person;

(d)	any payment made or agreed to be made by any Group Company in respect of Transaction Costs (other than such costs to the extent of the magnitude thereof actually included in the Locked Box Accounts);

(e)
any payment, assumption, indemnification, waiver, discharge or incurrence by any Group Company of any indebtedness or other liability or claim of, or for the benefit of, the Seller or any Related Person (including any Tax of, imposed on or due from the Seller or any Related Person), except to the extent a corresponding value payable by the Seller has been credited to the relevant Group Company and is settled prior to Closing in accordance with Clause 9.2(e) so that it is as if such Leakage had not occurred;

(f)	the payment by any Group Company of (or any liability of any Group Company to pay) any fees, costs, Taxes or other amounts as a result of those matters referred to in (a) through (f) above;

(g)	Specified Leakage; and

(h)	an agreement or understanding to do any of the matters referred to in (a) through (g) above.
“Leakage Statement” has the meaning set out in Clause 9.2(f);

“Locked Box Accounts” means the Project Crop Locked box memo attached as Schedule 2.1(f) hereto, dated as of 19 August 2014.
“Long Stop Date” means the date falling nine (9) months from the date of this Agreement; provided, that if all of the conditions to Closing are satisfied or capable of being satisfied as of such date other than the Antitrust Condition, then either party may extend the Long Stop Date by written notice to the other party, up to a date not beyond the one year anniversary of this Agreement;
“Loss” means any loss resulting from or suffered by any breach of this Agreement, calculated and construed in accordance with Danish law, taking into account (i) the effect of any Tax benefit actually realized as a result of such loss, (ii) any Taxes imposed with respect to the receipt or accrual of any indemnification or other payment in compensation for such loss and (iii) the amount of any compensation or other recovery (including, without limitation, any insurance proceeds) actually received;
“Material Adverse Change” means a significant adverse change of the financial position or financial prospects of the Group taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Change or shall otherwise be taken into account in determining the occurrence of a Material Adverse Change:

a.	changes in the global economy generally or capital or financial markets generally;

b.	changes in political conditions generally in any country or countries in which a Group Company operates;

c.	changes that are the result of factors generally affecting the industry in which the Group Companies operate;

d.
any failure by the Group to meet its revenue and/or earnings projections and/or financial ambitions such as published by the Company (provided, that the underlying causes of such failure may be taken into account); and

e.	changes resulting from any actions or steps required by the express terms of this Agreement;
other than, in the case of the foregoing subclauses (a), (b) and (c), if materially disproportionately affecting the Group Companies relative to other companies in the industries in which the Group Companies conduct business.
“OFAC” means the United States Department of the Treasury's Office of Foreign Assets Control.
“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any governmental authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.
“Parent” means an entity that has a controlling interest in another entity (subsidiary),

such control being determined in accordance with the term “group” (in Danish: koncern) in Sections 6 and 7 of the Danish Companies Act.
“Parties” means the Seller and the Buyer, and “Party” means either of them;
“Payoff Amount” has the meaning set forth in Clause 6.5;
“Penalty Interest” means with respect to an amount, an interest on said amount calculated in accordance with Section 7 of the Danish Collection Act (in Danish: opkrævningsloven) with addition of 0.4 per cent per month in accordance with Section 63 of the Danish Withholding Tax Act (in Danish: kildeskatteloven) (as calculated based on the actual number of days elapsed and a year of 360 days);

“Person” means a natural or legal person created by law, an individual or an entity having separate legal personality;
“Permitted Leakage” means:

(a)
the payment by a Group Company to the Seller of management fees in accordance with past practice to cover e.g. accounting assistance, treasury, rent, management salaries, IT and investor relations services actually rendered, not to exceed DKK 1,200,000 per calendar month in the aggregate; and

(b)	the payment of Tax required to be paid by a Group Company pursuant to mandatory joint taxation including pursuant to Clause 15.
“Purchase Price” has the meaning set out in Clause 4.1;
“Repayment Debt” has the meaning set forth in Clause 6.6;
“Representatives” shall mean, with respect to any Person, such Person’s directors, officers, employees, financial advisers, attorneys, accountants, consultants, agents and other representatives.
“Required Corporate Resolution” has the meaning set out in Clause 6.3;
“Related Person” means the Affiliates of the Seller (other than any Group Company) and the Seller’s and its Affiliates’ (other than any Group Company’s) respective directors, officers, members, partners, managers, employees and controlling shareholders (provided that an employee, a manager or a director of a Group Company will not be considered a Related Person of Seller with respect to compensation received for such employment or office provided that such compensation is (i) in the ordinary course of business consistent with past practice in all respects and is not included in any management fee paid by a Group Company to the Seller or a Related Person or (ii) included in the Locked Box Accounts).
“Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at:
http://www.treas.gov/offices/enforcement/ofac/programs/index.shtml or any successor website thereto, or as otherwise published from time to time.
“Sanctioned Person” means (i) a person named on the list of Specially Designated Nationals or Blocked Persons maintained by OFAC and available at:
http://www.treas.gov/offices/enforcement/ofac/sdn/index.shtml or any successor website thereto, or as otherwise published from time to time, or (ii) (A) an agency of the government of a Sanctioned Country, (B) an organization controlled by a Sanctioned Country, or (C) a person resident in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.
“Seller” has the meaning set out in the introduction to this Agreement;
“Seller’s Breach” has the meaning set out in Clause 14.2.1;
“Sellers’ Group” means the Seller, the Company and its Subsidiaries;
“Seller’s Representations” has the meaning set out in Clause 12.1;
“Shares” has the meaning set out in Clause 12.1.1(a);
“Signing” means the signing of this Agreement;
“Signing Date” means 8 September 2014;
“Specified Leakage” means all fees, costs and expenses to external advisers, authorities etc. incurred or payable in connection with performance by the Seller of its obligations under Clauses 6.6(i) and 6.6(ii).
“Subsidiaries” means with respect to any entity, any other entity controlled by such entity, such control being determined in accordance with the term “group” (in Danish: koncern) in Sections 6 and 7 of the Danish Companies Act (in Danish: selskabsloven); and “Subsidiary” means either of them;
“Tax” or “Taxation” means any taxes and duties of whatever nature, including without limitation income taxes, corporate taxes, capital gains taxes, payroll taxes, VAT, labor market and other social contribution taxes and duties, withholding taxes, real estate taxes, energy and environmental taxes and duties, duties on salaries, contribution to any labor market pension funds and/or special pension funds. Also included are all other taxes and duties of any kind (and any other amounts payable with respect to or measured by reference to any taxes or duties, including payment for utilization of tax losses in the Danish joint tax group (in Danish: “Sambeskatningsbidrag”)) payable by any Group Company or for which such Group Company may be held liable, and all penalties, surcharges, levies, costs, and interests related hereto regardless of whether such taxes, levies, duties, etc. are chargeable directly or primarily against, or attributable directly or primarily to a Group Company or any other Person and regardless of whether any amount in respect to any of them is recoverable from any other Person or entity;
“Transition Services Agreement” means the agreement regarding transition services after Closing between the Seller and the Company in the form attached as Schedule 2.1(d), ex-

cept for Schedule 3.1 thereto, which Seller and Buyer shall negotiate in good faith and finalize prior to the Closing pursuant to Section 6.9;
“Transaction Costs” means all (1) fees, costs and expenses paid or payable by a Group Company of external advisers in connection with the transactions contemplated by this Agreement, including the negotiations leading up to Signing, the preparation, execution, and completion of the Agreement, including Signing and Closing, and (2) all bonuses, compensation or accelerated benefits paid or payable by a Group Company related to the transactions contemplated by this Agreement (including change of control payments, payments in respect of “shadow” shares, stay bonuses and severance payments, including amounts paid or payable pursuant to the contracts listed on Annex B to the extent not accrued in the Locked-Box Accounts) and payable to any officer, director, employee, shareholder or Affiliate of the Seller or any Group Company, and in each case including any VAT or other Taxes payable by any member of the Group in respect of payment of such fees, expenses or costs; but excluding for the avoidance of doubt any costs and expenses relating to the assistance etc. required from the Group or the Seller pursuant to Clause 6.6, 19.2 and 19.3 (which shall be carried by the Group or the Buyer).
“Vendor Reports” means the environmental vendor due diligence report prepared by URS Corporation dated 27 May 2014, the financial vendor due diligence report prepared by Deloitte dated 1 April 2014,the tax vendor due diligence report prepared by Deloitte dated 9 May 2014, the Locked Box Accounts and the Deloitte Update paper 30 June 2014 (dated 14 August 2014), in each case that were made available to the Buyer prior to the date hereof; and
“Working Hours” means from 9.00 a.m. to 4.00 p.m. standard time on a Business Day in the country in question.
For the avoidance of doubt, capitalized terms defined in the Schedules or in Annex A, but not defined herein, shall apply to this Agreement as though they were defined herein.

3	Sale and purchase of Shares

3.1	The Seller hereby agrees to sell the Shares to the Buyer and the Buyer agrees to purchase the Shares from the Seller subject to the terms and conditions of this Agreement.

3.2	The Shares shall be transferred at Closing free and clear from any Encumbrance.

3.3
From Closing, the Buyer shall be solely entitled to exercise all rights attached to or accruing to the Shares including, without limitation, voting rights, disposition rights and rights to receive all dividends, distributions or any return of capital declared or made by the Company.

4	Purchase Price

4.1	The purchase price for the Shares shall be DKK 8,542,500,000 (the “Purchase Price”), subject to adjustment as set out in Clause 4.5.

4.2
At Closing, the Buyer shall pay to the Seller the Purchase Price in cash into the account specified by the Seller in accordance with Clause 9.3(b). The payment must be effected by wire transfer of same day funds. Any German Transfer Taxes and Australian Transfer

Taxes shall be carried by the Buyer and shall not be deducted from the amount paid to the Seller.

4.3	The Purchase Price is fixed and shall not be subject to any adjustments except as specifically set out in Clause 4.5.

4.4	No Leakage

4.4.1	The Seller represents and warrants to the Buyer that from (and including) 30 June 2014 to (and including) the date of this Agreement, there has not been any Leakage.

4.4.2	The Seller undertakes to the Buyer that from the date of this Agreement to (and including) the Closing Date, there will be no Leakage.

4.4.3	The Seller undertakes to notify the Buyer promptly after (and in no event later than two (2) Business Days after) becoming aware of any Leakage or material breach of this Agreement.

4.5
Any Leakage in contravention of Clause 4.4.1 and 4.4.2 shall be deducted from the Purchase Price at Closing to the extent specified in the Leakage Statement and shall, to the extent not so specified, be resolved in accordance with Clause 9.9.

5	Signing

5.1	At Signing the Seller shall deliver to the Buyer:

(a)
a copy of minutes of a meeting of the Board of Directors, duly signed, authorizing the Signing and the consummation of the necessary transactions under this Agreement and approving the submission of a proposal to the general meeting of the Seller to approve consummation of the divestment of the Company;

(b)
a copy of a duly signed letter from the Foundation irrevocably undertaking in favor of the Buyer to vote for approval of consummation of the divestment of the Company at a general meeting of the Seller, and confirming receipt of the approvals from the Danish Business Authority required to vote for approval of consummation of the divestment of the Company at a general meeting of the Seller, and a copy of such approvals;

(c)
A written certificate of the Chairman of the Board of the Seller stating that the representation set forth in Clause 4.4.1 is true and accurate in all respects other than with respect to Transaction Costs to be addressed pursuant to Clause 4.5 of this Agreement;

(d)
A true and accurate record of the Data Room index as of the date of this Agreement attached as Schedule 10. Within 48-hours of the Signing Date, the Seller will deliver to the Buyer’s external legal counsel as directed by the Buyer a complete and accurate digital copy of the contents of the Data Room as of the Signing Date to be held in escrow by such counsel (without Buyer having access thereto, provided that

Buyer’s prospective insurers and related advisers may use such record in connection with obtaining insurance) on behalf of the Parties until completion of Closing, where it shall be released to the Buyer. The Buyer shall return to Seller immediately and retain no copy thereof upon the termination of this Agreement in accordance with its terms.

5.2	At Signing the Buyer shall deliver to the Seller:

(a)	copies of resolutions of the Board of Directors of Buyer, duly signed, authorizing the Signing and the consummation of the necessary transactions under this Agreement.

(b)
a legal opinion confirming (i) that the persons signing on behalf of the Buyer are duly authorized to do so, and (ii) that this Agreement will constitute legally valid and binding obligations of the Buyer enforceable in accordance with its terms.

(c)
documentary evidence of certain funds (i.e., in the form of equity commitment letters, duly executed long form financing agreements and/or other relevant documentation agreed between the Parties) confirming to the satisfaction of the Seller that the Buyer will be able to pay the Purchase Price at Closing in accordance with Clause 4.2.

6	Conduct of Business pending Closing; Financing Cooperation; Payoff Letters

6.1
The Seller shall ensure that between the Signing Date and the Closing Date the Company and its Subsidiaries in all material respects will carry on business in the ordinary course consistent with past practice. Except for the sale of the Shares to the Buyer, the Seller shall not sell, transfer or otherwise dispose of any Shares or take any action that could reasonably be expected to delay or impair the Seller’s ability to consummate the transactions contemplated by this Agreement on the terms hereof. Subject to mandatory legal requirements and unless otherwise required by this Agreement or authorized by the Buyer in writing (such authorization not to be unreasonably withheld), the Seller shall not, and shall ensure that the Group and each Group Company shall not, undertake, do or permit, any of the following matters:

(a)	divest, or allow to exist any Encumbrance over, any Shares, or any shares of any Group Company or any material assets of a Group Company;

(b)
change the share capital of the Company, including issuance of or authorizing issuance of any securities exercisable, exchangeable for, or convertible into Shares, or do the same with respect to any Group Company; make any material change in any Group Company’s financial accounting principles; amend the articles of association or other charter instruments or similar organizational documents of any Group Company; or liquidate, merge or otherwise restructure any member of the Group or dispose of any shares in any member of the Group; except in each case as required to effect the contemplated reorganisation of the Mexican Subsidiary/ies provided that such reorganization has no adverse tax or other effects on any Group Company or the Buyer;

(c)
enter into any agreements or commitments, whether in one or more transactions, involving (i) acquisitions of any business or operations outside the scope of the objects of the Company, (ii) divestitures of any business or tangible or intangible assets (other than as disclosed in the Data Room and any assets sold in the Group’s ordinary course of business), or (iii) acquisitions of any business or shares, in either case for an aggregate amount or an enterprise value in excess of DKK five (5) million in any transaction or related series of transactions or DKK twenty (20) million in the aggregate;

(d)
enter into any agreements or commitments involving capital expenditure (other than acquisitions of any business or shares) (i) without having consulted with Buyer in advance and considering Buyer’s input thereon, for an amount in excess of DKK five (5) million in any transaction or related series of transactions or DKK twenty (20) million in the aggregate or (ii) for an amount in excess of DKK ten (10) million in any transaction or related series of transactions or DKK forty (40) million in the aggregate;

(e)
redeem, repurchase, prepay, defease, cancel, assume, guarantee, incur or otherwise acquire any indebtedness, or make any loan to any person other than a Group Company; provided, that the foregoing shall not be prohibit, to the extent in the ordinary course of business consistent with past practice after having consulted with Buyer and reasonably considering Buyer’s input thereon, (i) drawing down existing lines of credit on their terms existing on the date hereof, or (ii) maintaining existing factoring programs in local jurisdictions;

(f)
enter into or engage in any hedging, securitization, derivative or factoring transaction, including any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, securitization transaction, cap transaction, floor transaction or collar transaction; provided, that the foregoing shall not be prohibited to the extent undertaken in the ordinary course of business consistent with past practice and after having consulted with Buyer and reasonably considering Buyer’s input thereon;

(g)
unless obligated to do so pursuant to a Contract existing on the date hereof that has been made available to the Buyer, (i) effect any increase in or accelerate the vesting or payment of compensation, salaries, commissions, bonuses, wages, perquisites or other benefits payable or to become payable to any Key Employee or, other than in the ordinary course of business consistent with past practice, any employee of any Group Company, (ii) hire or terminate any Key Employee or enter into or amend any severance agreement or promote or appoint any person to a position of registered manager or board member of a Group Company, (iii) grant, pay or promise to pay any amounts to any Key Employee or officer or director of any Group Company or, other than in the ordinary course of business consistent with past practice, any employee of any Group Company, (iv) enter into any change of control, severance or retention agreement with any current or former management employee, officer or director of a Group Company or (v) establish or amend any compensation or benefit plan, collective bargaining agreement or other Contract with or for the bene-

fit of any current or former director, officer or employees of any Group Company or any of their beneficiaries;

(h)	initiate or settle any litigation which is material to the Group;

(i)
enter into, renew, extend or, from and after 30 days following Signing, maintain any Contract, or accept or fulfill any pending or future purchase order from, with, or on behalf of, any third party who is: (i) located in, (ii) organized under the laws of, or (iii) ordinarily resident of, any Sanctioned Country or that is a Sanctioned Person to the extent that such actions would be in violation of United States Law if they were undertaken by a United States person, including a company that is organized under the laws of the United States;

(j)
amend or terminate any Material Contract, or release or waive any material claims or rights under any Material Contract, or enter into a contract that would be a Material Contract if in effect on the Signing Date (provided, that for purposes of this subclause 6.1(j), “Material Contract” shall be deemed to include any agency, supply or distribution Contract that contains an exclusivity provision and any Contract with a value of DKK 5,000,000 per year or more that contains a take-or-pay provision);

(k)	make any material alterations to the pension benefits of any employees;

(l)
except as provided in Clause 6.1(l) or Clause 12.1.6, (i) make, change or revoke any election in respect of Tax principles, depreciation rates, Tax status or other Tax matters, (ii) change any method of Tax accounting or change or adopt any annual tax accounting period, (iii) settle, compromise or abandon (x) any audit, investigation, examination, or other administrative or judicial proceeding in respect of a Tax Return or Taxes or (y) claim for a Tax refund, (iv) file any amended Tax Return, or (v) enter into any agreement with, or request any tax ruling or grant of special Tax incentives from, any tax authority, if such action could, individually or in the aggregate, result in a material increase in a liability for Taxes (or material decrease in any Tax attribute) of any Group Company;

(m)
fail to (x) file all Tax returns required to be filed by any Group Company in Germany prior to the Closing (which Tax Returns shall to the best of the relevant Group Company’s knowledge be true, correct and complete in all material respects, it being understood and agreed that the Seller is not required by this subclause 6.1(m) to pay or be liable for Taxes of any Group Company relating to the period prior to Closing) or (y) revoke any powers of attorney that have been granted with respect to any matter relating to Taxes of any Group Company;

(n)	fail to pay all premiums due on and use reasonable efforts to renew and maintain in effect on same or better terms the insurance coverage of the Group Companies in effect as of the Signing Date;

(o)	waive, fail to enforce or amend any “standstill” in relation to acquisition of a Group

Company or similar restriction in any Contract to which a Group Company is a party; or

(p)	agree, conditionally or otherwise, to do any of the foregoing.

6.2
Except as provided for in Clause 7 in order to ensure satisfaction of the Antitrust Condition, the Buyer shall refrain from contacting the Authorities with respect to the transactions contemplated by this Agreement and/or any Group Company between the Signing Date and the Closing Date.

6.3
As soon as reasonably practicable after Signing (but no later than 45 calendar days after Signing), the Seller shall convene and hold an extraordinary general meeting (the “Extraordinary General Meeting”) to approve a proposal recommended by the Board of Directors to approve the sale of the Shares to the Buyer pursuant to this Agreement and thereby approve the divestment of the Company in accordance with the terms of this Agreement (the “Required Corporate Resolution”). The Seller shall provide the Buyer with a draft of the materials to be sent to the shareholders of the Seller a reasonable time period in advance and will reasonably consider any comments that the Buyer provides thereto. The Seller will use its best efforts to obtain the approval by its shareholders of the Required Corporate Resolution as soon as reasonably practicable after Signing.

6.4
The Seller shall, and shall cause the Company and each of its respective Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective representatives to, provide all cooperation that is necessary, customary or advisable and reasonably requested by the Buyer to assist the Buyer in the arrangement of any third party debt financing for the purpose of financing the Purchase Price, any repayment or refinancing of debt contemplated by this Agreement or required or desirable in connection with the transactions contemplated by this Agreement and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and all related fees and expenses of Buyer and its Subsidiaries (the “Financing”); provided, however, that nothing herein shall require such cooperation to the extent it would (A) unreasonably disrupt the conduct of the business or operations of Sellers’ Group or (B) require the Sellers’ Group to agree to pay any fees, reimburse any expenses or otherwise incur any liability or give any indemnities prior to the Closing Date for which it is not promptly reimbursed or simultaneously indemnified by the Buyer. Such cooperation shall include, without limitation, (i) participating in a reasonable number of meetings, presentations and due diligence sessions, (ii) providing reasonable and timely assistance with the preparation of materials for presentations, offering memoranda, prospectuses and similar documents required in connection with the Financing, and (iii) as promptly as reasonably practical, and in any event at least 10 days prior to the Closing Date, furnishing Buyer and its financing sources with audited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for the last three full fiscal years ended at least 60 days prior to the Closing Date, and unaudited consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company and its Subsidiaries for each subsequent fiscal quarterly interim period or periods ended at least 40 days prior to the Closing Date (and the corresponding period(s) of the prior fiscal year) including in each case the notes thereon (the

“Accounts”). The Buyer shall promptly, upon request by the Seller, reimburse the Company for all reasonable costs and expenses (including reasonable attorneys’ fees, but excluding for the avoidance of doubt, the costs of the Company’s preparation of its annual and quarterly financial statements) incurred by the Company or any of its Subsidiaries or their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Clause 6.4, and shall indemnify and hold harmless the Sellers’ Group from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the Seller’s cooperation with the Buyer’s arrangement of the Financing and any information used in connection therewith, except with respect to (a) any information provided by or on behalf of the Seller, the Company or any of their respective Subsidiaries or (b) any fraud or intentional misrepresentation or willful misconduct by any such Persons.

6.5
The Seller shall cause the Company and each of its Subsidiaries to deliver all notices and take other actions required to facilitate, in respect of any debt for borrowed money, swap agreement or factoring agreement of the Company or any of its Subsidiaries (or any commitment in respect thereof) identified by the Buyer to Seller in writing at least thirty-five (35) days prior to the Closing Date (the “Repayment Debt”) (it being understood that the Seller shall promptly and in any event no later than forty (40) Business Days prior to the Closing Date notify the Buyer of the amount of any such debt outstanding or to be outstanding on the Closing Date), (i) the termination of any commitments and repayment in full of all obligations in respect of such Repayment Debt and (ii) release of any liens, claims, mortgages, encumbrances, pledges, security interests or charges of any kind (each, a “Lien”) and guarantees in connection therewith on the Closing Date. In furtherance and not in limitation of the foregoing, the Seller shall cause the Company and its Subsidiaries to deliver to Buyer at least five (5) Business Days prior to the Closing Date customary payoff letters with respect to each item of Repayment Debt (each, a “Payoff Letter”), in substantially final form and in form and substance reasonably acceptable to Buyer from all financial institutions and other Persons to which such Repayment Debt is owed, or the applicable agent, trustee or other representative on behalf of such Persons, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount (the “Payoff Amount”) and provide in substance reasonably acceptable to Buyer, among other things, that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Repayment Debt and any other obligations secured thereby, shall be, upon the payment of the amount set forth in the applicable payoff letter at or prior to the Closing be released and terminated. In addition, the Seller shall cause the Company and each of its Subsidiaries to take any actions requested by the Buyer with respect to any debt for borrowed money of any such Persons (or any commitment in respect thereof) in connection with the transactions contemplated hereby, including, without limitation, (i) soliciting and obtaining an amendment to the terms thereof as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement and the operation of the Buyer and its Subsidiaries following the Closing Date and/or a waiver of any defaults, termination rights, put rights or similar rights or remedies triggered as a result of the announcement or consummation of the transactions contemplated by this Agreement and (ii) initiating discussions with the lenders or other Persons to whom such debt is owed, or the applicable agent, trustee or other representative therefor, or counterparty or factoring bank, as applicable, as may be necessary or desirable in connection with the consummation of the transactions contemplated by this Agreement (it being understood that the Seller shall not, and shall cause the Company and its Subsidiaries not to, enter into or solicit any such amendment or waiver or initiate or undertake any such discussions in the absence of the consent of or request by the Buyer therefor).

6.6
As soon as practicable following the date of this Agreement and in any event prior to the Closing Date, the Seller shall take such action as is required to (i) in coordination with and only on terms consented to in advance in writing by Buyer cause all shares of Cheminova Agro, S.A. to be wholly owned, directly or indirectly, by the Company, (ii) cause Cheminova Agro de Colombia S.A. and the other Group Companies to maintain minimum capital and equity requirements at all times in accordance with applicable Law, (iii) settle all intercompany accounts between Seller and the Group such that the documentation described in Clause 9.2(e) may be delivered to the Buyer at Closing and (vi) ensure that, as of the Closing Date, (A) the Company and its Subsidiaries are in compliance with regulations and executive orders administered by OFAC as of the Closing Date that would be applicable to the Company and its Subsidiaries if they were US Persons, (B) neither the Company nor its Subsidiaries, nor any of their respective directors, officers, employees, agents or affiliates is or is majority-owned or controlled by a Sanctioned Person or located, organized or resident in a country or territory that is subject of sanctions that broadly restrict or prohibit dealings with that country or territory (which, as of the date hereof, includes Cuba, Iran, North Korea, Sudan and Syria, and (C) no portion of the Purchase Price is used, directly or indirectly, to fund any operations in, finance any investments or activities in or with, or make any payments to a Sanctioned Person or a Sanctioned Country, or otherwise use in any manner, in the case of any of the foregoing that would result in violation of any applicable Law or any Law that would be applicable if the Company and its Subsidiaries were United States Persons.

6.7
On each 30-day anniversary (to the calendar date) of the date of this Agreement (or, in the event such date is not a Business Day, the next Business Day thereafter), and on the Closing Date, the Chairman of the Board of the Seller will on behalf of the Seller confirm in writing to the Buyer that the Seller and the Company are in compliance with the covenants set forth in Clause 6.1 and the No-Leakage Covenant set forth in Clause 4.4.2.

6.8
Buyer will use its reasonable best efforts to cause the beneficiary of each guarantee of the Seller listed in Schedule 9.3(c) to accept, effective as of the Closing, a substitute guarantee or such other form of assurance as may be reasonably requested by the beneficiary of such guarantee and to deliver to Seller at Closing releases of such Seller guarantees to the extent by such time obtained. Seller shall reasonably cooperate with Buyer in connection with the release of such guarantees. If confirmation of release is not obtained, the Buyer shall procure repayment/refinancing at Closing of any Group Company debt benefitting from such guarantees provided that any prepayment penalty or fee associated therewith is included on the Leakage Statement and deducted from Purchase Price in accordance with Section 4.5, thereby securing effective release of Seller as of Closing.

6.9	The Seller and Buyer shall negotiate in good faith to finalize Schedule 3.1 to the Transition Services Agreement prior to the Closing.

6.10
Seller will maintain access to the Data Room for two weeks after signing to Buyer’s prospective insurers and related advisers for purposes of obtaining insurance. Seller will not make any changes to the Data Room on or after the Signing Date. Seller may retain a copy of the Data Room following the Closing Date subject to the confidentiality provisions herein provided that Seller will destroy any retained copy of the Data Room upon Seller’s liquidation.

7	Antitrust Condition

7.1
Schedule 2.1(b) sets out the jurisdictions in which a competition law filing has to be made and a corresponding competition law clearance has to be obtained prior to Closing, and the corresponding Competition Authority in each jurisdiction.

7.2
The Buyer and the Seller shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including using reasonable efforts with respect to (1) preparing and submitting filings to the Competition Authorities in all jurisdictions in which such a filing is required, as disclosed in Schedule 2.1(b) and (2) obtaining any required approvals, clearances, or waivers from the Competition Authorities, as soon as reasonably practicable after the Signing Date and in no event later than the Long Stop Date. To that end, each of the Company, the Buyer and the Seller agrees that such cooperation will also include using its reasonable efforts to furnish to the outside competition counsel of the Seller or the Buyer, as applicable, all information required for any such filing. The Buyer and the Seller shall provide each other with copies of all such filings.

7.3
If a Competition Authority refuses to give the clearances and approvals necessary to complete the transactions contemplated under this Agreement and/or makes the clearances and approvals conditional upon the Buyer accepting certain undertakings, the Buyer must accept and comply with all requirements, conditions and undertakings imposed by the relevant Competition Authority and shall further take and accept any other measures necessary to obtain such clearances and approvals as promptly as reasonably practicable, including disposal of assets, pre-Closing carve-outs effected by the Group and undertaking of specific actions.

7.4
The Seller, the Company, and their advisers shall be entitled to assist the Buyer and participate in the preparation of any filings or submissions to, as well as negotiations and meetings with, the Competition Authorities.

7.5
The Seller shall to the extent necessary to satisfy the Antitrust Condition and to the extent permitted under applicable Law, provide and procure that the Group provides on a confidential basis all information required by the applicable Competition Authority in relation to the business of the Group, including any additional information or documentary mate-

rial requested by a Competition Authority. Notwithstanding anything to the contrary contained in this Agreement, the Buyer and the Seller each reserves the right to limit disclosure of any document, or portion thereof, submitted to any Competition Authority to the Buyer’s and the Seller’ outside competition counsel only.

7.6
The Buyer and the Seller shall loyally inform each other on the progress and status of filings with the Competition Authorities. Specifically, the Buyer and the Seller shall promptly inform each other, if either party has reason to believe that (i) the Antitrust Condition has been satisfied, (ii) the approval process with a Competition Authority will be delayed, or (iii) an approval from a Competition Authority will not be received. Further, each of the Buyer and the Seller agrees that it shall promptly inform each other, of any oral communication with, and provide copies of written communications with, any Competition Authority in connection with the transactions contemplated in this Agreement. No party hereto shall independently participate in any substantive meeting or discussion, either in person or by telephone, with any Competition Authority in respect of any filings, investigation, or other inquiry in connection with the transactions contemplated in this Agreement without giving the Seller or the Buyer, as applicable, reasonable prior notice of the meeting and, to the extent permitted by such Competition Authority, the opportunity to attend and/or participate.

7.7	All filing fees connected to the filings with Competition Authorities are to be paid by the Buyer.

8	Conditions Precedent to Closing

8.1
The obligation of the Parties to complete the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied (or waived by both Parties, as applicable) on or before Closing:

(a)	satisfaction of the Antitrust Condition;

(b)
approval of the Required Corporate Resolution at the Extraordinary General Meeting by shareholders of the Seller representing a majority of votes cast at the meeting in respect of the Required Corporate Resolution; and

(c)	there is no Law or Order which makes it illegal for the Seller to consummate, or prevents the Seller from consummating, the transactions contemplated by this Agreement.

8.2
The obligation of the Buyer to complete the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied (or waived by the Buyer, as applicable) on or before Closing:

(a)	the Seller has performed and complied with its obligations set out in Clause 9.2;

(b)
(i) each of the Seller Representations that are Fundamental Representations shall be true and correct in all respects as of the Signing Date and as of the Closing Date as though such Seller Representations were given on such dates, and (ii) each of the other Seller Representations set forth in Clauses 12.1.4, 12.1.5 and 12.1.6 (excluding, for the avoidance of doubt, the Company representations referenced in Clause 12.1.7 and set forth on Annex A)shall be true and correct in all respects as of the Signing Date and as of the Closing Date as though such Seller Representations were given on such dates, except, in the case of this subclause (ii), where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Change.

(c)	no Material Adverse Change having occurred.

8.3
The obligation of the Seller to complete the transactions contemplated by this Agreement shall be subject to the following conditions precedent being satisfied (or waived by the Seller, as applicable) on or before Closing:

(a)	the Buyer has performed and complied with its obligations set out in Clause 9.3;

(b)
each of the Buyer representations set forth in Clauses 13.1(a), (b) and (c) shall be true and correct in all respects as of the Signing Date and as of the Closing Date as though such representations were given on such dates.

8.4
Subject to Section 7.3, each Party shall use its best endeavours to fulfil, or ensure the fulfilment of, the respective conditions precedent listed above, and shall notify the other Party immediately (i) upon the satisfaction of all such conditions precedent, or (ii) as soon as a Party becomes aware of any circumstances which will or may prevent the satisfaction of any of the conditions precedent listed above.

9	Closing

9.1	Closing shall take place on the Closing Date at the offices of Gorrissen Federspiel, H.C. Andersens Boulevard 12, DK-1553 Copenhagen V, Denmark.

9.2	At Closing (or, in the case of Section 9.2(f) below, at least five (5) Business Days prior to the Closing), the Seller shall deliver or procure to be delivered:

(a)	minutes of the Extraordinary General Meeting evidencing the requisite approval of the Required Corporate Resolution;

(b)
an updated shareholders’ register for the Company reflecting the transfer of the Shares to the Buyer free from any Encumbrance and share certificate representing the Shares duly endorsed in favour of the Buyer;

(c)
letters of resignation from each of the registered directors and managers (other than any manager designated by the Buyer) of the Seller in respect of any office held by them in the Group Companies, such resignation to be effective as of the Closing, including therein a release of any claims towards any Group Company;

(d)	the Transition Services Agreement duly signed by the parties thereto;

(e)
documentation that as per the Closing Date all payables, receivables and debts between the Group and the Seller, except for debt or payments resulting from the joint taxation and the termination thereof and for the Transition Services Agreement, have been or will no later than at Closing be settled and a statement from the Seller that it has no further claims (current, contingent or otherwise) against the Group pursuant to any Contract or otherwise, except for claims resulting from the joint taxation and the termination thereof and for the Transition Services Agreement;

(f)
a reasonably detailed statement of any estimated Leakage in contravention of Clause 4.4.1 and 4.4.2 certified by the Chairman of the Board of the Seller on behalf of the Seller (the “Leakage Statement”);

(g)	a certificate signed by an executive officer of the Seller certifying that the conditions contained in Clause 8.2 have been satisfied;

(h)	the Accounts; and

(i)	the Payoff Letters.

9.3	At Closing, the Buyer shall deliver or procure to be delivered:

(a)	documentary evidence from the relevant corporate bodies of the Buyer, authorising the consummation of the transactions contemplated under this Agreement; and

(b)
documentation to the effect that the Purchase Price has been transferred (with no deduction except in accordance with the Leakage Statement provided pursuant to Clause 9.2(f)) to the bank account identified by the Seller in writing at least two (2) Business Days prior to Closing in immediately available funds with value as of the Closing Date;

(c)
documentation to the effect that the Buyer has irrevocably released the Seller from any obligation in relation to the guarantees and other agreements listed in Schedule 9.3(c) to the extent that such guarantees and other agreements relate to the obligations of a Group Company; and.

(d)	a certificate signed by an executive officer of the Buyer certifying that the conditions contained in Clause 8.3 have been satisfied.

9.4
The Closing is to be documented by a Closing memorandum to be signed by the Parties. The Seller will provide the Buyer with a draft Closing memorandum not later than five (5) Business Days prior to the contemplated Closing Date.

9.5
Neither Party is obliged to complete the sale and purchase of any of the Shares if the other Party fails to fully comply with the requirements of Clauses 9.2 and 9.3 so far as they relate to such other Party.

9.6	If the Seller’s obligations under Clause 9.2, or the Buyer’s obligations under Clause 9.3, as the case may be, are not complied with on the Closing Date, the other Party may:

(a)	waive any deliverable by the non-complying Party, with the effect that Closing may occur;

(b)	defer Closing (so that the provisions of this Clause 9 will apply to the deferred Closing);

(c)	proceed to Closing as far as practicable (without limiting its rights under this Agreement as a consequence thereof); or

(d)
submit a written notice of termination of this Agreement to the non-complying Party, which will effectuate termination if the obligations have not been complied with within three (3) Business Days after the non-complying Party has received such written notice of termination.

9.7
If a Party terminates this Agreement in accordance with Clause 9.6, all obligations of the Parties under this Agreement will end immediately, except for those expressly stated to continue without limitation in time and those set out in the Clauses 1, 17, and 20 through 28. However, for the avoidance of doubt, all rights and liabilities of the Parties which have accrued on or before termination will continue to exist.

9.8
If Closing has not occurred on or before the Long Stop Date, this Agreement may be terminated by the Seller or the Buyer by giving written notice of immediate termination of the Agreement to the other Party; provided, that the Buyer may not terminate this Agreement pursuant to this Clause 9.8 if the sole reason that the Closing has not occurred is that the Antitrust Condition is not satisfied.

9.9
To the extent the Buyer does not agree with the Leakage Statement or there is any additional Leakage from the date of such statement to the Closing (any such amounts not agreed or incurred from the date of such statement, the “Unresolved Items”), the Seller and the Buyer shall as soon as reasonably practicable following the Closing and in any event within 20 Business Days thereof seek in good faith to resolve such Unresolved Items and the Seller shall promptly pay to the Buyer the amount of any such item so resolved. If the Seller and the Buyer are unable to so resolve all Unresolved Items then, at the request of either party, the Seller and the Buyer shall jointly engage and submit the Unresolved Items to a certified public accounting firm reasonably satisfactory to the Seller and the Buyer (the “Independent Accountant”); provided that if the Seller and the Buyer do not appoint an Independent Accountant within ten (10) days after either the Seller or the Buyer gives notice to the other of such request, either of them may request the Danish Institute of Arbitration to appoint as the Independent Accountant an internationally recognized independent registered public accounting firm based on its determination that such firm is independent from the Parties, and such appointment shall be final, binding and conclusive on the Seller and the Buyer. The Seller and the Buyer shall provide their written submissions to the Independent Accountant within 30 days of the appointment of the Independent Accountant, and use their reasonable best efforts to cause the Independent Accountant to issue its written determination regarding the Unresolved Items within thir-

ty (30) days after such items are submitted for review (or, if a party fails to timely provide its written submission to the Independent Accountant in accordance with this sentence, within 60 days after the appointment of the Independent Accountant). Each party shall use its reasonable best efforts to furnish to the Independent Accountant such work papers and other documents and information pertaining to the Unresolved Items as the Independent Accountant may request. The determination of the Independent Accountant shall be final, binding and conclusive on the Seller and the Buyer absent manifest error. The fees, expenses and costs of the Danish Institute of Arbitration and the Independent Accountant shall be borne in the same proportion as the aggregate value of the Unresolved Items that are unsuccessfully disputed by the Seller, on the one hand, and the Buyer, on the other hand (as determined by the Independent Accountant) bears to the total value of the Unresolved Items submitted to the Independent Accountant.

10	Due diligence

10.1
During the period from 5 June 2014, through 7 September 2014, the Buyer and its advisers have conducted a thorough due diligence investigation regarding the Group, including having (a) had access to the documentation included in the Data Room, (b) received the information set out in the Information Pack, business plan, and the Vendor Reports, and (c) participated in the mini-management presentation held on 27 June 2014, the management presentation held on 1 August 2014, the Q&A interaction held on between 30 August  2014 and 7 September 2014, the site visits to Ronland on 4 August 2014, to Stade on 6 August 2014, to Panoli on 14 August 2014, and expert sessions held on between 7 August 2014 and 3 September 2014 with the Group’s management, Group’s employees, its advisers and external subject experts. Attached as Schedule 10 is a list of documents included in the Data Room and a list of presentations and sessions in which the Buyer has participated.

11	Post-Closing Tasks

11.1
Without undue delay after Closing, the Buyer shall provide the Seller with evidence of the due registration with relevant Authorities of the resignations from office referred to in Clause 9.2(c) and of the appointment of new officers so as to comply with any statutory requirements.

11.2
The Buyer shall ensure that each Group Company will retain such books and other business records that relate to the period prior to Closing at least to the extent and for the period prescribed by applicable Law. The Buyer shall further ensure that for such period each Group Company will allow the Seller and the Seller’s advisers access, upon reasonable prior written notice, to review and copy such books and other business records within Working Hours and at no charge if required in order for Seller to comply with Law. This Clause 11.2 will terminate and be of no force and effect on the sixth anniversary of the Closing Date, and any information obtained by the Seller or its advisers hereunder will be subject to the confidentiality provisions of Section 17.

11.3
The Buyer acknowledges and agrees that the divestment of the Group under this Agreement is effected as an alternative to a public take-over of the Seller and that, consequently and notwithstanding anything to the contrary in this Agreement, the Seller will shortly after Closing complete a distribution or other form of return of the proceeds from this

Agreement to the Seller’s shareholders and/or a liquidation of the Seller. The Seller shall provide Buyer with written notice of any distribution or commitment to distribute any portion of the Purchase Price no fewer than 30 days prior to making any such distribution.

12	Seller’s and Company’s representations

12.1	The Seller provides the representations set forth in Clauses 12.1.1 to Clauses 12.1.6 to the Buyer as at the date of this Agreement and as at the Closing Date (“Seller’s Representations”):

12.1.1	Full and unencumbered title

(a)
The Seller is the sole and legal owner of shares having an aggregate nominal value of DKK 300,000,000, which constitute all of the issued and outstanding share capital of the Company (the “Shares”). Other than the Shares and any assets that do not relate to the Group Companies or the Group’s business, the Seller does not own any assets (including any insurance policy other than D&O and employment practices insurance). There are no securities convertible into or exchangeable for Shares or other securities of the Company or options, warrants or other rights to purchase or subscribe to Shares or other securities of the Company or Contracts relating to the issuance, sale or transfer of the Shares or any other securities of the Company. All the Shares have been validly issued and are fully paid and nonassessable.

(b)	The Shares are free and clear from all Encumbrances.

(c)
Schedule 12.1.1 lists, as of the date of this Agreement, each Subsidiary of the Company, each Person in which the Company or a Subsidiary of the Company owns any capital stock or other equity interest and each parent company of the foregoing Persons, and other than as listed in Schedule 12.1.1, the Company and its Subsidiaries do not, directly or indirectly, own any capital stock or other equity interest in any Person.

(d)
Except as reflected in Schedule 12.1.1, the Company or a Subsidiary of the Company is the sole and legal owner of all the shares of the Subsidiaries of the Company. Except as reflected in Schedule 12.1.1 and nominal share ownership on behalf of a Group Company only to the extent required by applicable Law, no person other than a Group Company owns any equity, directly or indirectly, in a Group Company. There are no securities convertible into or exchangeable for shares of capital stock or other securities of the Company’s Subsidiaries or options, warrants or other rights to purchase or subscribe to shares of capital stock or other securities of the Company’s Subsidiaries or Contracts relating to the issuance, sale or transfer of the shares of capital stock or any other securities of the Company’ s Subsidiaries. All the shares of capital stock of the Company’s Subsidiaries have been validly issued and are fully paid and nonassessable.

(e)	The shares of capital stock of the Subsidiaries of the Company are free and clear from all Encumbrances.

12.1.2	Authority and Process

(a)
The Seller has the corporate power and authority and all other necessary corporate authorizations to enter into and perform its obligations under this Agreement, and this Agreement constitutes, and any other documents executed by it which are to be delivered at Closing will, when executed, constitute, binding obligations and are and will be enforceable against it in accordance with their respective terms.

(b)
No approval of the shareholders of the Seller of the transactions contemplated by this Agreement is required under applicable Law or the Seller’s articles of association or comparable organizational documents other than the approval of the Foundation irrevocably delivered at signing in accordance with Clause 5.1(b).

(c)
The Board of Directors of the Seller, at a meeting duly called and held, has unanimously determined that this Agreement is fair, from a financial point of view, to the Seller’s shareholders, and is in the best interests of the Seller and the Company, has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and has unanimously resolved to recommend that the Seller’s shareholders vote in favor of the Required Corporate Resolution.

(d)
The board of directors of the Company, at a meeting duly called and held, has unanimously determined that this Agreement is fair, from a financial point of view, to the Company, and is in the best interests of the Company, and has unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement.

(e)
None of the Seller or any Group Company has waived or otherwise amended any “standstill” or similar restriction in any Contract in connection with the Seller’s publicly disclosed process to sell the Company.

12.1.3	Compliance with disclosure obligations

(a)
The Seller is in all material respects and in so far as it relates to the business of the Group in compliance with the disclosure obligations required by the Danish Securities Trading Act or the Rules for Issuers of Shares on NASDAQ OMX Copenhagen A/S applicable to the Seller.

12.1.4	Accounts

(a)
The consolidated audited annual reports of the Company for 2012 and 2013 present in all material respects a true and fair view (in Danish: et retvisende billede) of the Group’s assets, liabilities, financial position and result as of the dates and periods indicated therein, each in accordance with the Danish Financial Statements Act (in Danish: Årsregnskabsloven) as applied by the Company. Locked Box Accounts present in all material respects a true and fair view (in Danish: et retvisende billede) of the Group’s assets, liabilities, financial position and results as of the dates and peri-

ods indicated therein. The Locked Box Accounts were prepared using accounting practices, policies and procedures consistent with those used in the preparation of the consolidated audited accounts of the Company for 2013, other than for the adaptation to IFRS. The only difference between the two reports is that the Company is depreciating on goodwill whereas the Seller is performing impairment tests to secure the value of the goodwill.

(b)	The consolidated audited annual reports of the Company for 2012 and 2013 have been duly approved at the annual general meeting of the Company and submitted to the Danish Business Authority.

12.1.5	Key Employees

(a)	No Key Employee has resigned or been dismissed during the past three (3) months prior to the Signing Date.

12.1.6	Tax Filings

(a)
Each Group Company has timely filed or will timely file all Tax returns relating to fiscal year 2013 required to be filed prior to Closing and any Tax due and payable prior to Signing according to such Tax returns has been timely paid.

12.1.7	The Company provides the representations set forth on Annex A hereto to the Buyer as at the date of this Agreement and as at the Closing Date.

12.1.8
The Sellers Representations (except for the Fundamental Representations) and the Company’s representations referred to in Clause 12.1.7 are subject to and qualified by information Fairly Disclosed or within Buyer’s Knowledge.

12.2
The Seller’s Representations are the Seller’s complete representations regarding the Group and, consequently, the Buyer cannot rely on any implied warranties, representations, or assumptions etc. Notwithstanding anything to the contrary in this Agreement or any other existing agreements between (or on behalf of) the Parties, the Seller gives no representation or warranty and accepts no liability whatsoever in respect of any matter which is, or may amount to, an opinion, budget, forecast, estimate, assessment or projection as to the future operation or profitability of the Group nor does the Seller give any representation or warranty about any opinion, budget, forecast, estimate, assessment or projection with regard to any information provided to the Buyer during the due diligence or otherwise.

13	Buyer’s representations

13.1	The Buyer provides the following representations to the Seller as of the date hereof and as at the Closing Date:

(a)
The Buyer has the corporate power and authority to enter into and perform its obligations under this Agreement. This Agreement and any other documents executed by the Buyer which are to be delivered at Closing will, when executed, constitute the binding obligations of the Buyer and will be enforceable against the Buyer in accordance with their respective terms.

(b)
The execution of and entering into and the performance of and compliance with this Agreement and the consummation of the transactions contemplated hereby will not violate or conflict with, or result in a breach of, or constitute a default under, any order, judgment, injunction award, or decree of any court or arbitrator or governmental board against or binding on the Buyer or violate any statute, law or regulation applicable to the Buyer.

(c)
The execution, delivery, and performance by the Buyer of this Agreement and the consummation of the transactions contemplated under this Agreement do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any governmental authority, other than the Competition Authorities in jurisdictions as disclosed in Schedule 2.1(b).

(d)
There are no actions, claims or other proceedings or investigations pending or threatened against or involving the Buyer which, individually or in the aggregate, may affect the validity or enforcement of this Agreement or prevent the Buyer from consummating the transactions contemplated hereby.

(e)
Any third party providing insurance coverage to or for the benefit of the Buyer (or its assignee under this Agreement) in respect of the Company’s Representations have accepted to have no claims or any recourse against the Seller, the Company and their respective shareholders, members of management or other representatives whatsoever in respect of the Company’s Representations (other than for fraud or willful concealment).

14	Liability for Breach of Agreement

14.1	Buyer’s liability to compensate the Seller

14.1.1
Subject to the limitations in this Clause 14, the Buyer shall be liable to compensate the Seller from and against Losses suffered by the Seller due to a breach by the Buyer of its obligations under this Agreement or of its representations mentioned in Clauses 13 in accordance with general principles of Danish law (“Buyer’s Breach”).

14.2	Seller’s liability to compensate the Buyer

14.2.1
Subject to the limitations of this Clause 14, the Seller shall be liable to compensate the Buyer from and against any Loss suffered due to a breach by the Seller of the Seller’s obligations under this Agreement (including for the avoidance of doubt with respect to Leakage) and of its Fundamental Representations (“Seller’s Breach”).

14.2.2	Any compensation under this Clause 14 of a Loss as a result of a breach of Seller’s Representations shall be considered a reduction of the Purchase Price.

14.2.3
Seller’s Representations other than the Fundamental Representations expire at Closing. Except for exercising the Buyer’s rights to terminate the Agreement prior to Closing in accordance with Clause 9.6 or Clause 9.8 or the right not to consummate the transactions contemplated by this Agreement as a result of the conditions to Closing not being satisfied, the Buyer shall have no recourse or claims under this Agreement in the event of a breach of Seller’s Representations other than the Fundamental Representations. The Buyer further acknowledges and agrees that neither the Company, the Seller nor the Foundation shall have any liability whatsoever to the Buyer or any Person with respect to any of the Company’s Representations set forth on Annex A or any breach thereof by the Company. Nor shall the Buyer have any other recourse under this Agreement due to a breach of the Company’s Representations set forth on Annex A.

14.3	Time limitations

14.3.1
Each Party shall promptly provide notice in writing of a claim for compensation of a Loss (a “Claim”), accompanied by reasonable particulars thereof specifying the nature of the Claim and, as far as practicable, the amount of the Claim to the other Party within thirty (30) days from the date when the claiming Party became aware of the circumstances giving rise to the Claim provided that any delay by the claiming Party in doing so shall not preclude any such Claim, but to the extent the non-claiming Party is prejudiced by such delay any such loss shall be reduced.

14.3.2
No Claim in respect of Seller’s Breach or Buyer’s Breach may be made later than six (6) months after the Closing Date, irrespective of whether such Claim or the circumstances related to such Claim was within the Buyer’s Knowledge or the Seller’s knowledge prior to such date.

14.3.3
Any Claim shall be deemed to have been withdrawn six (6) months subsequent to when the Claim was made, unless arbitration proceedings in respect thereof by then have been commenced against the Seller or the Buyer (as applicable).

14.4	Other limitations

14.4.1	The Loss to be compensated shall be paid by the Seller or the Buyer (as applicable) on a DKK 1 for DKK 1 basis and in no event shall any multiple be used in calculating the amount of the Loss.

14.4.2
The Buyer’s and the Seller’s obligation under Danish law to mitigate its losses shall apply in calculating the Loss. For the avoidance of doubt, nothing contained in this Agreement requires the Buyer or its Affiliates to seek recovery under insurance policies of Buyer or its Affiliates (other than, from and after Closing, any insurance policy that was purchased by any Group Company prior to the Closing) in respect of Losses of a Group Company.

14.4.3	In no event can the total indemnification payable by the Seller under this Agreement exceed an amount equivalent to the Purchase Price.

14.5	Exclusive remedy and waiver

14.5.1
The Parties agree that except as explicitly provided or with respect to covenants contained herein (including for the avoidance of doubt any claim by the Buyer for any Leakage), the remedies provided in this Clause 14, Clause 9.6 or Clause 9.8 or the right not to consummate the transactions contemplated by this Agreement as a result of the conditions to Closing not being satisfied shall be the exclusive remedies of a Party against the other

Party with respect to any breach of this Agreement.

14.5.2
In particular, the Buyer shall not be entitled to rescind the Agreement (in Danish: hæve aftalen), including, without limitation, in the event that for any reason the Buyer’s expectations and assumptions (in Danish: forventninger og forudsætninger) relating to the purchase of the Shares have not been fulfilled, nor shall the Buyer be entitled to a proportionate reduction of the Purchase Price (in Danish: forholdsmæssigt afslag).

14.5.3
Each of the Parties waives the right to claim any amounts of compensation or indemnification from the present members of the board of directors, management, employees or advisers of the other Party and its Affiliates with respect to any act or omissions of such individuals or advisers prior to the Closing Date in such capacities but shall seek its remedy against the Seller or the Buyer (as applicable) under the provisions of this Agreement.

14.5.4
In the event of a Claim in respect of a matter which, in the Seller’s or the Buyer’s (as applicable) reasonable opinion, is capable of cure, the Seller or the Buyer (as applicable) shall have the right, exercisable upon notice to the other Party, to attempt to cure within a reasonable period of time (not to exceed thirty (30) days and not to exceed the Long Stop Date) the matter resulting in the Claim.

15	Joint Taxation

15.1
The Group is subject to mandatory Danish joint taxation with the Seller in accordance with the provisions of the Danish Company Taxation Act (in Danish: selskabsskatteloven). Forskningsfondens Ejendomsselskab A/S is the administration company (in Danish: administrationsselskab) of the jointly taxed companies pursuant to section 31(6) of the Danish Company Taxation Act. In order to neutralise the effects of the joint taxation (to the extent possible), the Parties agree as set out in this Clause 15.

15.1.1	For the purposes of the Danish joint taxation, the control of the Company is transferred from the Seller to the Buyer as of the Closing Date.

15.1.2
The Seller shall give notice to the Danish tax authorities (SKAT) of the cessation of the joint taxation with the Seller, the Company becoming the administration company, and the relevant income periods as soon as possible after Closing, and no later than ten (10) Business Days after Closing.

15.1.3
The Seller and Forskningsfondens Ejendomsselskab A/S (in its capacity as the administration company) shall procure that the Company prepares a draft tax return for the period from 1 January in the year of Closing until the Closing Date, or such other date which the Danish tax authorities (SKAT) deem to be the date on which the Seller has ceased to control the Company (the “Final Income Period”).

15.1.4
The tax return described in Clause 15.1.3 (the “Final Income Period Tax Return”) (and any other tax return required to be filed by or with respect to the Company or any of its Subsidiaries prior to the Closing) must be drawn up in accordance with the Accounting Principles, past practice, and/or tax treatment and depreciation principles and rates as consistently applied before the Closing Date, in each case, except as otherwise agreed by the

Seller and the Buyer, and in accordance with all applicable Tax Laws. Seller shall procure that the Buyer receives a draft of the Final Income Period Tax Return for Buyer’s review, comment and approval no less than thirty (30) Business Days prior to the due date for such Final Income Period Tax Return. The Buyer shall send its comments to the Final Income Period Tax Return to the Seller . The Parties, the Company and the administration company shall seek to resolve in good faith any differences of opinion with respect to the Final Income Period Tax Return and the Final Income Period Tax Return shall be revised to reflect such resolution. The Seller and the Company shall keep a copy of all relevant documents concerning the joint taxation for a period of six (6) years after the Closing.

15.1.5
Following the Closing, the Buyer shall, on reasonable demand, ensure to make available to the Seller and Forskningsfondens Ejendomsselskab A/S (in its capacity as the administration company) and its advisers all relevant book-keeping, accounting materials, and other documents in the possession of a Group Company which the Seller reasonably requests in order to prepare the Final Income Period Tax Return.

15.1.6
The Seller shall ensure that the Final Income Period Tax Return is timely filed with the Danish tax authorities (SKAT) by Forskningsfondens Ejendomsselskab A/S. A copy of the Final Income Period Tax Return must be sent to the Buyer in connection with such tax returns being forwarded to the Danish tax authorities (SKAT).

15.1.7
The Buyer and the Company shall conduct all communications and negotiations with the Danish tax authorities (SKAT) and other competent tax authorities regarding all pre-closing periods of any Group Company, including the Final Income Period; provided, that, to the extent that any such communications or negotiations (or any examination, audit, challenge, dispute or claim with respect to any pre-closing period (including the Final Income Period)) could result in a liability of the Seller or any of its Affiliates (other than a Group Company), (i) the Buyer and the Company shall keep the Seller reasonably informed with respect to such communications, negotiations, examination, audit, challenge or claim, (ii) the Buyer and the Company shall consult with the Seller and give the Seller a reasonable opportunity to comment before taking any action or submitting any documentation in connection with such Tax contest, (iii) the Seller shall be entitled to participate in any meetings with the Danish tax authorities (SKAT) and (iv) the Buyer and the Company shall not resolve, settle, abandon or compromise any such Tax contest without the Seller’s prior written consent (not to be unreasonably withheld, conditioned or delayed). In the event that the Danish tax authorities (SKAT) or any other competent tax authorities should challenge any of the Tax returns of the Danish joint taxation group of which the Seller and the Company were members prior to the Closing still open for inspection, including the Final Income Period, the Buyer shall ensure to make available to the Seller and its advisers all relevant book-keeping, accounting materials, and other relevant documents regarding the Company in the possession of a Group Company which the Seller reasonably requests in order to exercise its rights under this Clause 15.1.7.

15.1.8
Any payments of Tax by the Company to Forskningsfondens Ejendomsselskab A/S (in its capacity as administration company) pursuant to section 31(8), of the Danish Company Taxation Act and relating to the financial year 2013 (and 2014, if Closing occurs in 2015) or the Final Income Period are to be made no later than the later of (i) ten (10) Business

Days prior to the due date on which such amount must be paid to the Danish tax authorities (SKAT) and (ii) ten (10) Business Days after receipt of written notice from Forskningsfondens Ejendomsselskab A/S setting forth the amount payable by the Company (including supporting detail). Payments by Forskningsfondens Ejendomsselskab A/S and/or the Company (as the case may be) pursuant to section 31(8), of the Danish Company Taxation Act concerning use of tax losses are to be made no later than (a) seven (7) Business Days prior to the due date on which Forskningsfondens Ejendomsselskab A/S (in its capacity as administration company) must pay (or, in the absence of such losses, would have had to pay) any Taxes owed to the Danish tax authorities (SKAT) in respect of the 2013 tax year (or 2014, if Closing occurs in 2015) in the case of losses relating to 2013 or earlier (or 2014 or earlier, if Closing occurs in 2015), and (b) seven (7) Business Days prior to the due date on which Forskningsfondens Ejendomsselskab A/S (in its capacity as administration company) must pay (or, in the absence of such losses, would have had to pay) any Taxes owed to the Danish tax authorities (SKAT) in respect of the Final Income Period (in the case of losses relating to the Final Income Period). Other payments under section 31(8), of the Danish Company Taxation Act, e.g. payments relating to tax reassessments for any pre-closing periods, including the Final Income Period, are to be made no later than ten (10) Business Days after the final decision by the Danish tax authorities (SKAT) confirming that such payment must be made (or, in the case of any payment required to be made by the Company, the later of such date and ten (10) Business Days after receipt of written notice from Forskningsfondens Ejendomsselskab A/S setting forth the amount payable by the Company (including supporting detail)). If the Company, the Seller or Forskningsfondens Ejendomsselskab A/S does not complete a payment within the time limit mentioned above, the Company, the Seller or Forskningsfondens Ejendomsselskab A/S, as applicable, will be responsible for any Penalty Interests for the period from the due date hereunder until actual payment takes place.

15.1.9
Notwithstanding anything herein (including Clause 15.1.8) to the contrary, the Buyer shall not be responsible for and shall not be required to make any payment in respect of, and the Seller shall be responsible for any Taxes of, imposed on or with respect to Seller or any of its Affiliates (other than the Group Companies). Further, Forskningsfondens Ejendomsselskab A/S must, if any liabilities are assumed by the Company, as the new administration company, pursuant to Section 31(6), 5th sentence, pay to the Company an amount equal to any such liabilities assumed by the Company.

15.1.10
Forskningsfondens Ejendomsselskab A/S as the administration company and the Company shall – in accordance with Section 31(6) of the Danish Company Taxation Act – calculate the difference between the final Tax for the Group Companies comprised by the mandatory Danish joint taxation for the period from 1 January in the year of Closing until Closing and the Tax paid on account by the relevant Group Companies to Forskningsfondens Ejendomsselskab A/S as administration company during the same period. If the final Tax exceeds the Tax paid on account, the Company shall pay the remaining amount to Forskningsfondens Ejendomsselskab A/S on the date that is the later of ten (10) Business Days prior to the due date on which such amount must be paid to the Danish tax authorities (SKAT) and ten (10) Business Days after receipt of written notice from Forskningsfondens Ejendomsselskab A/S setting forth the amount payable by the Company (including supporting detail). If the Tax paid on account exceeds the final Tax, Forskningsfon-

dens Ejendomsselskab A/S shall repay the excess amount when the Final Income Period Tax Return has been agreed on.

16	Announcements

16.1
The Parties shall jointly prepare company announcements, press releases and information to the employees of the Group concerning this Agreement and the transactions contemplated hereby to be released at Signing and at Closing, respectively.

16.2
In the period from Signing to Closing, no Party may make or send any public announcement, communication or circular concerning the transaction contemplated by this Agreement, and no Party may contact customers and other business connections of other Party, unless it has first obtained the written consent of such other Party (such consent not to be unreasonably withheld, conditioned or withheld).

16.3	Clauses 16.1 and 16.2 shall not apply to any announcement, communication or circular:

(a)	which is mutually agreed between the Parties, and which makes a public announcement of the signing or the execution of this Agreement; or

(b)
which is required by Law, by securities exchange regulation, or by a governmental authority or other authority with relevant powers to which a Party is subject or submits, whether or not the requirement has the force of Law, provided that the disclosure shall, so far as practicable, be made after the consultation with the other Party and after taking into account the reasonable requirements of the other Party as to the timing, content, and manner of the disclosure.

17	Confidentiality

17.1
Except as expressly provided in this Clause 17 or elsewhere in the Agreement, the Seller and the Buyer shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to:

(a)	the provisions of this Agreement;

(b)	the subject-matter of this Agreement; and

(c)	the Seller, in the case of the Buyer, and the Buyer and the Company, in the case of the Seller;
(the “Confidential Information”) and shall abstain from using and from disclosing any such Confidential Information to any third party.

17.2	A Party may disclose Confidential Information:

(a)	if and to the extent required by Law, securities exchange regulation or for the purpose of any judicial proceedings between the Parties;

(b)	if and to the extent required by any securities exchange, regulatory or governmental body to which that Party is subject or submits, wherever situated, whether or not the requirement for information has the force of Law;

(c)
to its professional advisers, auditors and bankers or prospective financing sources, its direct or indirect investors, together with their directors, officers, advisers or agents who are, in each case, subject to a duty of confidentiality to the disclosing Party and who are made aware of the confidential nature of the information disclosed;

(d)
to the Foundation and its advisers, provided that the Foundation at the time of disclosure controls more than fifty (50) per cent of the voting rights of the Seller; and provided further that the Foundation and the advisers receiving the information are subject to customary confidentiality undertakings;

(e)	if and to the extent the Confidential Information has come into the public domain through no fault of that Party;

(f)	with respect to Confidential Information of or relating to any Group Company, as required by the Buyer from and after Closing in connection with operating the Group; or

(g)	if and to the extent the Party to whom the Confidential Information relates has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

18	Non-compete

18.1
The Seller undertakes, in the period from Closing until the earlier of three (3) years after the Closing Date and the time of final liquidation of the Seller, to refrain from, directly or indirectly, on its own account or in conjunction with or on behalf of any Person, or assisting any Person or entity in, being interested, engaged or concerned in any business of a similar nature to, or in competition, whether directly or indirectly, with, the business of the Company conducted as of the Signing Date within Denmark or in any other jurisdiction in which the Group carries on business or contemplates at Closing to carry on business.

19	Further assurances and other matters

19.1
The Seller undertakes to execute and deliver all such instruments and other documents and take all such actions as the Buyer may from time to time reasonably require in order to effect the transfer of the Shares to the Buyer.

19.2
From the date of this Agreement, the Seller shall reasonably cooperate with the Buyer for the purpose of the Buyer’s mandatory filings with the Securities and Exchange Commission of the financial statements of the Group Companies following the Closing Date and the incorporation by reference of those financial statements as required by the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by cooperating in connection with any reconciliations to US GAAP and other matters required in connection therewith and procuring the consent of the independent auditors of the Group Companies to the filing of such financial statements and providing an opinion thereon in accordance with PCAOB requirements and providing such other assistance as reasonably requested by the Buyer, including to reasonably to cooperate with the Buyer to develop a plan and work requirements associated with the initial close of the books of the Group for the first fiscal quarterly period after the Closing, in each case to the extent that such assistance can be provided without breaching any relevant Law.

19.3
From the Signing Date until the Closing Date, the Seller shall cause the Group Companies and their relevant officers, employees, to furnish - and use reasonable efforts to cause the Group Companies independent accountants and advisers to furnish - to the Buyer and its representatives, at reasonable times and places, (a) such access to the facilities and the employees of the Group Companies as the Buyer may from time to time reasonably request, (b) such access to the assets, books and records (including Tax returns and other Tax records) of the Group Companies as the Buyer may from time to time reasonably request and (c) such access to financial, Tax and operating data and other information relating to the Group Companies as the Buyer may from time to time reasonably request, including access to the work papers of the Seller’s and the Group Companies’ auditors (with the consent of such auditors), in each case to the extent (a) required for the purpose preparing the implementation of the acquisition; (b) that such information can be provided without breaching any relevant Law and in respect of advisers subject to customary non-reliance undertakings, etc; and (c) no access is provided to the trade secrets of the Group.

19.4
From the Signing Date until the Closing Date, the Seller shall use its reasonable best efforts to (i) eliminate all change in ownership cancellation or similar provisions from any historical or current insurance program of a Group Company or benefiting a Group Company or its directors and officers and to cause all such programs to transfer to Buyer from and after the Closing, (ii) at the request of Buyer, enable the Company to obtain a 6-year run-off policy with respect to the director and officer insurance policy maintained by the Seller for the benefit of directors and officers of the Group Companies and (iii) at the request of the Buyer, enable the Company to obtain a prior acts run-off policy with respect to the employment practices liability policy maintained by the Seller for the benefit of the Group Companies (it being understood and agreed that the Seller shall not carry or be responsible for any expense or cost to insurers (including any increased premiums) – including in relation to any of the actions contemplated by subparagraphs (i)-(iii)). Without narrowing Seller’s obligations pursuant to the preceding sentence, from and after the Closing Date, with respect to any Loss arising out of actions, facts or circumstances that occurred on or prior to the Closing Date for which Seller would be entitled to assert, or cause any other Person to assert, a claim under any insurance policy (if any) maintained by the Seller for the benefit of a Group Company with respect to periods prior to the Closing Date (“Seller Insurance”), at the request of the Buyer, the Seller shall assert, or assist the Buyer to assert, one or more claims under such Seller Insurance covering such Loss and the Seller shall pursue such claim in coordination with Buyer in the ordinary course of business consistent with past practice and pay to Buyer any amounts recovered in respect of any such claim.

20	Entire agreement

20.1	This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements with respect to the subject matter hereof.

21	Remedies and Waivers

21.1
No delay or omission by any Party to this Agreement in exercising any right, power, or remedy provided by Law or under this Agreement or any other documents referred to in it affect that right, power, or remedy; operates as a waiver thereof, except as specifically set out in this Agreement.

21.2
The single or partial exercise of any right, power, or remedy provided by Law or under this Agreement does not preclude any other or further exercise of it or the exercise of any other right, power, or remedy.

21.3	The rights, powers and remedies provided under this Agreement are cumulative and do not exclude any rights, powers, and remedies provided by Law.

22	Assignment

22.1	The Parties shall not be entitled to assign, grant any security interest over, hold on trust or otherwise transfer all or any part of their rights and obligations under this Agreement, save that:

(a)
the Buyer may assign (in whole or in part) the benefit and obligation of this Agreement to any other member of the Buyer’s Group provided that (i) the Buyer shall continue to be jointly and severally liable with such assignee for all obligations of the Buyer and the assignee under this Agreement; and (ii) if such assignee ceases to be a member of the Buyer’s Group all benefits and obligations relating to this Agreement assigned to such assignee shall be deemed - automatically by that fact - to be re-assigned to the Buyer immediately before such cessation; and

(b)
the Buyer or any member of the Buyer’s Group may charge and/or assign the benefit of this Agreement (but not the obligation) to any bank or financial institution or other Person by way of security for the purposes of or in connection with the financing or refinancing (whether in whole or in part) by the Buyer of the acquisition of the Shares, provided that any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled and neither the Buyer nor the Seller, as applicable, shall be under any greater obligation or liability than if such assignment had never occurred.

22.2
This Agreement is made for the benefit of the Parties and their permitted assigns, and is not intended to benefit or create any rights for any third party. No person not a party to this Agreement or a permitted assignee thereof shall have the right to enforce any term of this Agreement and the provisions of the United Kingdom Rights of Third Party Act or similar legislation shall not apply to this Agreement.

23	Amendments

23.1	This Agreement may only be amended in writing signed by each of the Parties.

24	Costs and expenses

24.1	Each Party shall pay its own costs and expenses in relation to the negotiations leading up to, the preparation, execution and effectuation of this Agreement.

25	Notices

25.1
Any communication or notice to be made under this Agreement must be made in writing and be sent by registered mail, email, or fax to a Party at the address, email address, or fax number and for the attention of the individual as set out below:

if to the Seller, to:    Auriga Industries A/S
Finlandsgade 14
DK-8200 Aarhus N
Denmark
email: rsc@auriga.dk
for the attention of René Schneider, Chief Financial Officer with a copy to:

Gorrissen Federspiel
H.C. Andersens Boulevard 12
DK-1553 Copenhagen V
Denmark
email: ks@gorrissenfederspiel.com
fax: +45 33 41 42 56
for the attention of Klaus Søgaard
if to the Buyer, to:    FMC Corporation
1735 Market Street
Philadelphia, Pennsylvania
19103
United States

email: andrea.utecht@fmc.com
fax: 215-299-6728
for the attention of Andrea Utecht
with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
United States

email: gsmoodie@wlrk.com
fax: 212-403-2180
for the attention of Gordon S. Moodie

or to such other person, address, email address or fax number or, which either Party may in writing notify to the other Party.

25.2	Any notice given under this Agreement outside Working Hours of the place to which it is addressed shall be deemed to have been given at the beginning of the next Business Day.

26	Invalidity, etc.

26.1
The provisions of this Agreement are independent and separable from each other. If at any time any provision of this Agreement is or becomes illegal or unenforceable in any respect under the Law of any jurisdiction, this does not affect or impair:

(a)	the legality, validity, or enforceability in that jurisdiction of any other provision of this Agreement; nor

(b)	the legality, validity, or enforceability under the Law of any other jurisdiction of that or any other provision of this Agreement.

26.2
If one or more of the provisions of this Agreement are held to be illegal or unenforceable, or in any other way contrary to the Law of any jurisdiction, the Parties agree to use their best endeavours to negotiate a legally valid replacement to the offending provision(s). In case the Parties cannot agree on such negotiation, the offending provision(s) must be amended in such way as may be necessary in accordance with the Law of the relevant jurisdiction in a manner which maintains the contents of such provisions as closely as possible to the contents thereof originally intended by the Parties.

26.3
The Parties have participated jointly in the negotiation and drafting of this Agreement and agree that in the event of any ambiguity or question of intent or interpretation arising, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favouring or disfavouring any Party by virtue of the authorship of any provisions of this Agreement.

27	Governing law and disputes

27.1	This Agreement and any dispute or claim arising out of or in connection with the Agreement, is governed by and construed in accordance with the laws of Denmark (disregarding its rules on renvoi).

27.2
Any dispute or claim arising out of or in connection with this Agreement, including any dispute concerning the existence, breach, termination, or invalidity thereof, shall be finally settled by arbitration in accordance with the Rules of Procedure of the Danish Institute of Arbitration (“Danish Arbitration”) as applicable and adopted by the Danish Institute of Arbitration at the time when such arbitration proceedings are commenced. The place of the arbitration will be Copenhagen and the language of the arbitration will be English. The arbitration tribunal will be composed of three (3) arbitrators. Each Party shall appoint one (1) arbitrator and the Institute will appoint the Chairman of the arbitration tribunal. The proceedings and the award(s) shall be kept confidential.

27.3	This Clause 27 shall not restrict the Parties from seeking injunctive relief before the ordinary courts in any given jurisdiction.

28	Copies

28.1	This Agreement is to be signed in two (2) counterparts. The Parties are each to receive one (1) original copy.
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[SIGNATURES ON NEXT PAGE]

Date: 8 September 2014

For and on behalf of Auriga Industries A/S:

/S/ Jens Due Olsen	/S/ René Schneider
Signature	Signature

Name: Jens Due Olsen	Name: René Schneider
Title: Chairman of the Board	Title: Chief Financial Officer

For and on behalf of Cheminova A/S:

/S/ Jens Due Olsen	/S/ René Schneider
Signature	Signature

Name: Jens Due Olsen	Name: René Schneider
Title: Chairman of the Board	Title: Chief Financial Officer

For and on behalf of FMC Corporation:

/S/ Pierre Brondeau
Signature

Name: Pierre Brondeau
Title: President, CEO and Chairman